Exhibit 21.1

Subsidiaries of the Registrant1

Name of Company	Jurisdiction of Organization
Akers Acquisition Sub, Inc.	New Jersey

Bout Time Marketing Corporation	New Jersey

MyMD Pharmaceuticals (Florida), Inc.	Florida

XYZ Merger Sub Inc.	Florida

1 This information is as of March 31, 2022.